

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2017

Via E-mail
Lawrence E. Kurzius
Chairman and Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re:**   **McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2016**
> **Filed January 25, 2017**
> **File No. 1-14920**

Dear Mr. Kurzius:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You stated in your letter to us dated May 22, 2014 that you purchased goods originating in Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since the referenced letter, whether through subsidiaries, joint ventures, distributors, vendors or other direct or indirect arrangements. You should describe any goods you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of that country or entities it controls.

2. Please discuss for us the materiality of the contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for

your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance